Stolt Offshore S.A.                                    [Graphic omitted]

               Stolt Offshore S.A. Announces First Quarter Results

London, England - April 12, 2005 - Stolt Offshore S.A. (NASDAQ NM: SOSA; Oslo Stock Exchange: STO), announced today unaudited results for the first quarter which ended on February 28, 2005.

Financial Highlights

--------------------------------------------------------------------------------
in $ millions                                         Three Months Ended
                                              ----------------------------------
(except per share data)                        Feb.28.05           Feb.29.04
                                               Unaudited           Unaudited
--------------------------------------------------------------------------------
Net Operating Revenue                           $ 371.3              $ 276.4
Gross Profit                                       26.7                  9.2
Net Operating Income (Loss)                        13.3               (11.0)


Net Income (Loss)                                   5.4               (18.5)

Income (Loss) per Share                           $0.03              $(0.18)

Weighted-average Common Shares and Common         190.6                100.4
Share Equivalents Issued (Basic)
--------------------------------------------------------------------------------

Q1 Highlights
-    A profit of $5.4 million in a season of typically low activity level
-    Execution of ongoing projects on track
-    Continued strong order intake

Post-Period Highlights
- Announced repositioning of the NAMEX business to focus on deepwater SURF segment. (See separate release published today).
- LB 200 pipelay barge is now operational in the field on the Langeled project.

Tom Ehret, Chief Executive Officer, Stolt Offshore, said, "Stolt Offshore's performance in the first quarter was on track across our regional businesses, as our focus continues to be on effective project execution. The profitable quarter is a result of improvements in our project management, higher quality backlog growth and increased volume over the same period last year.

The repositioning of the NAMEX business reinforces our strategy to focus our assets and skill base on the company's most promising growth segment, SURF, and especially deepwater SURF. It further strengthens our balance sheet ahead of our plans to develop the quality and capability of our asset base."


            Registered Office: 26, rue Louvigny, L-1946 Luxembourg,
                Societe Anonyme Holding, R.C. Luxembourg B 43172

Operating Review
Africa and the Mediterranean Region (AFMED) The execution of projects continued throughout the quarter in line with expectations. The BP Greater Plutonio project has been extended to include the design, fabrication and installation of the offshore loading system for the Floating Production Storage and Offloading unit (FPSO). Management expect that progress towards the 2006 and 2007 offshore installation phases of both the Greater Plutonio and the Exxon Mobil Erha projects will increasingly ensure contribution to revenues and improved earnings.

The region has a good quality backlog over the next two years, including a recent award from a subsidiary of Exxon Mobil for work on the East Area NGL Projects EPC2B development in Nigeria. This project is for the design and installation of 160 km of pipelines and the installation of an offshore platform to be fabricated at the Stolt Offshore Globestar yard in Warri, Nigeria. Offshore operations will start late in 2005 and complete in 2006, with the Seaway Polaris being the principal offshore construction asset employed.

Northern Europe and Canada Region (NEC)
A high level of activity largely related to the Langeled project took place during the quarter. The mobilisation of the LB 200, including the recruitment and training of approximately 500 people required for the project, was successfully completed. The region sees a significant increase in demand for its SURF and IMR activities in all parts of the region and consequently the availability of key offshore assets is increasingly tight.

North America and Mexico Region (NAMEX) Pipelay from the DLB 801 continued throughout the quarter on projects offshore Trinidad despite the very harsh weather conditions. The Seaway Falcon and Seaway Eagle completed several deepwater SURF projects in the Gulf of Mexico. In the IMR market, repair work following Hurricane Ivan contributed to a high level of activity in the quarter.

South America Region (SAM) Thruster repairs on the Seaway Condor impacted otherwise good performance throughout the quarter for both long term vessels. The dry docking periods for the Seaway Condor and the Seaway Harrier will take place in the second and third quarters of this year.

Asia and the Middle East (AME) Projects progressed on schedule throughout the quarter, however low utilisation of the Seaway Hawk, recently relocated to this region, has impacted results. A high level of utilisation for this asset is secured for the second and third quarters of the year. The management team in this region is being strengthened in accordance with our strategy of growing our participation in the SURF market.

Current Trading and Outlook
The backlog on February 28, 2005 was $1,907 million, of which $980 million is for execution throughout the remainder of 2005. The Company also held an additional $454 million in pre-backlog(1) at quarter end.

--------------------------------------------------------------------------------
In $ millions as at          Feb.28.05        Nov.30.04         Feb.29.04
--------------------------------------------------------------------------------
Backlog (Contracts)           1,907            1,788              818
--------------------------------------------------------------------------------

The offshore industry is experiencing a high activity level and is therefore seeing tightening of supply of both commodities and specialist supplies and services. Stolt Offshore remains very active in bidding into a strong market, with a number of large bids in the tendering process.

(1) Pre-backlog includes the value of letters of intent, the expected value of escalations on frame agreements.

            Registered Office: 26, rue Louvigny, L-1946 Luxembourg,
                Societe Anonyme Holding, R.C. Luxembourg B 43172

********************************************************************************
Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.
********************************************************************************
Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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Conference Call Information                                           Replay Facility Details
--------------------------------------------------------------------------------------------------------------------------------
Lines will open 10 minutes prior to conference call                   This facility is available from 5pm UK Time (12 noon EDT*)
                                                                      Tuesday 12 April 2005, until 5pm UK Time (12 noon EDT*)
                                                                      Tuesday 19 April 2005.


Date        :   Tuesday 12 April 2005
Time        :   3 pm UK Time (10 am EDT*)

Freephone Dial In Numbers:                                            Freephone Dial In Numbers:
--------------------------                                            --------------------------
UK                     :   0800 953 0938                              Dialing from the UK        :  0800 953 1533
USA                    :   1 866 389 9773                             Dialing from the US        :  1866 247 4222
Norway                 :   800 16533
France                 :   0805 110 466
Italy                  :   800 783 256
Netherlands            :   0800 023 4993

International Dial In  :   +44 1452 569 113                           International Dial In      :  +44 1452 55 00 00

Reservation No          :  5073872                                    Passcode                   :  5073872#

*EDT = Eastern Daylight Saving Time
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

Alternatively a live webcast and a playback facility will be available on the Company's website www.stoltoffshore.com

Contacts:
Julian Thomson/Deborah Keedy               Patrick Handley (UK)/Ellen Gonda (US)
Stolt Offshore S.A.                        Brunswick Group
UK +44 1932 773764 or +44 1932 773767      UK +44 207 404 5959
US  +1 877 603 0267 (toll free)            US +1 212 333 3810
julian.thomson@stoltoffshore.com           phandley@brunswickgroup.com
deborah.keedy@stoltoffshore.com            egonda@brunswickgroup.com

                                   -End Text-

                                 -Tables Follow-

            Registered Office: 26, rue Louvigny, L-1946 Luxembourg,
                Societe Anonyme Holding, R.C. Luxembourg B 43172

                                   STOLT OFFSHORE S.A. AND SUBSIDIARIES
                              CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (in $ millions, except per share data)

                                                                              Three Months Ended
                                                                        February 28,     February 29,
                                                                            2005             2004
                                                                          Unaudited        Unaudited
                                                                        --------------  ----------------
Net operating revenue                                                          371.3         276.4
Operating expenses                                                            (344.6)       (267.2)
                                                                        --------------  ----------------

Gross profit                                                                    26.7             9.2

Share of net income in non-consolidated joint ventures                           3.9             3.2
Selling, general and administrative expenses                                   (22.3)          (29.3)
Gains on disposal of subsidiaries and long lived assets                          4.9               -
Other operating income                                                           0.1             5.9
                                                                        --------------  ----------------

Net operating profit (loss)                                                     13.3           (11.0)

Interest expense, net                                                           (0.8)           (4.6)
Foreign exchange loss                                                           (1.0)           (0.8)
                                                                        --------------  ----------------

Profit (loss) before taxes and minority interests                               11.5           (16.4)
Income tax provision                                                            (3.2)           (1.9)
                                                                        --------------  ----------------

Profit (loss) before minority interests                                          8.3           (18.3)
Minority interests                                                              (2.9)           (0.2)
                                                                        --------------  ----------------

Net profit (loss)                                                                5.4           (18.5)
                                                                        ==============  ================

PER SHARE DATA
Net profit (loss) per share
                       Basic                                                  $ 0.03         $ (0.18)
                       Diluted                                                $ 0.03         $ (0.18)

Weighted average number of Common Shares
and Common Share equivalents outstanding
                       Basic                                                   190.6           100.4
                       Diluted                                                 194.4           100.4

SELECTED  INFORMATION
Capital expenditures                                                            18.7             1.6
Depreciation and amortisation                                                   15.2            15.3
Dry dock amortisation                                                            3.5             2.9

            Registered Office: 26, rue Louvigny, L-1946 Luxembourg,
                Societe Anonyme Holding, R.C. Luxembourg B 43172

                                          STOLT OFFSHORE S.A. AND SUBSIDIARIES
                                          CONDENSED CONSOLIDATED BALANCE SHEETS
                                                     (in $ millions)

                                                                       As at                             As at
                                                      February 28, 2005      February 29, 2004     November 30, 2004
                                                          Unaudited              Unaudited              Audited
                                                      -------------------    -----------------     -----------------
ASSETS

  Cash and cash equivalents (a)                                89.6              184.4                 135.0

  Other current assets  (b)                                   453.0              350.9                 338.5

  Fixed assets, net of accumulated depreciation               437.5              504.8                 499.8

  Other non-current assets                                    101.9               90.5                 106.4

  Assets held for sale                                         69.1               76.4                  29.3
                                                      -------------------    -----------------     -----------------
    Total assets                                            1,151.1            1,207.0               1,109.0
                                                      ===================    =================     =================

LIABILITIES AND SHAREHOLDERS' EQUITY

  Current portion of
  Long term debt and capital lease obligations                    -              131.4                     -

  Accounts payable and accrued liabilities                    677.3              520.5                 627.9

  Long term debt and capital lease obligations                 79.7              263.6                  69.7

  Minority interests                                           26.3               10.6                  35.3

  Other non-current liabilities                                46.1               38.3                  45.6

  Liabilities held for sale                                       -               56.4                  15.9

  Shareholders' equity

    Common Shares                                             383.0              277.5                 382.8

    Paid-in-surplus                                           451.8              441.7                 449.3

    Deficit                                                  (525.1)            (552.6)               (530.5)

    Accumulated other comprehensive income                     13.0               20.6                  14.0

    Treasury stock                                             (1.0)              (1.0)                 (1.0)
                                                     -------------------  -----------------  --------------------
      Total shareholders' equity                              321.7              186.2                 314.6
                                                     -------------------  -----------------  --------------------

      Total liabilities and shareholders'equity             1,151.1            1,207.0               1,109.0
                                                     ===================  =================  ====================

Total interest-bearing debt and capital lease
obligations, net of cash and cash equivalents                  (9.9)             210.6                 (65.3)
                                                     ===================  =================  ====================


(a) As at February 28, 2005 cash and cash equivalents includes $49 million (November 30, 2004 : $44 million) of cash held by Sonamet and Sonastolt, which have been consolidated from May 31, 2004.
(b) As at February 28, 2005 a total of $0.9 million of claims and variation orders not yet formally agreed with customers has been included in other current assets. This compares to $20.0 million and $nil million of claims and variation orders included in other current assets as at February 29, 2004 and November 30, 2004 respectively.

            Registered Office: 26, rue Louvigny, L-1946 Luxembourg,
                Societe Anonyme Holding, R.C. Luxembourg B 43172

                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                               SEGMENTAL ANALYSIS
                                 (in $ millions)

The Company has six reportable segments based on the geographic distribution of the activities as follows: the Africa and the Mediterranean (AFMED) region covers activities in Africa, the Mediterranean and Southern Europe; the Northern Europe and Canada (NEC) region includes all activities in Northern Europe, the Northern Atlantic Ocean, Scandinavia, the Baltic States and Eastern Canada; the Central and North America (NAMEX) region includes all activity in Western Canada, the United States, Central America and Mexico; the South America (SAM) region incorporates activities in South America and the islands of the Southern Atlantic Ocean; the Asia and Middle East (AME) region includes all activities in the Middle East, the Indian sub-continent, Asia Pacific and Australasia. The Corporate segment includes items which cannot be allocated to one particular region. These include the activities of Paragon Engineering Services, Inc. up to the date of its disposal, and the SHL and NKT joint ventures. Also included are assets which have global mobility including construction support ships, ROVs and other assets that cannot be attributed to any one region; and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

--------------------------------------------------------------------------------------------------------------------------------
For the three months ended
February 28, 2005                         AFMED         NEC         NAMEX        SAM         AME       Corporate         Total
--------------------------------------------------------------------------------------------------------------------------------
Net operating revenue - external (a)         185.4         83.0        69.0        13.2        11.1           9.6        371.3
Net operating revenue - internal (b)          18.2         10.0        14.9         4.3         0.2           0.5            -
Income / (Loss) from operations               19.4        (4.3)       (1.2)         2.5         0.1          (3.2)        13.3
    Interest expense, net                                                                                                 (0.8)
    Foreign exchange loss                                                                                                 (1.0)
--------------------------------------------------------------------------------------------------------------------------------
Profit before taxes and minority interests                                                                                11.5
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
For the three months ended
February 29, 2004                         AFMED         NEC         NAMEX        SAM         AME       Corporate         Total
--------------------------------------------------------------------------------------------------------------------------------
Net operating revenue - external (a)         134.0         63.6        22.4        14.7         6.8          34.9        276.4
Net operating revenue - internal (b)          14.9         11.3         7.6         4.1         0.1           1.1            -
(Loss) / income from operations              (30.6)        13.9        (5.7)        7.8         1.0           2.6        (11.0)
    Interest expense, net                                                                                                 (4.6)
    Foreign exchange loss                                                                                                 (0.8)
--------------------------------------------------------------------------------------------------------------------------------
Loss before taxes and minority interests                                                                                 (16.4)
--------------------------------------------------------------------------------------------------------------------------------

(a) Three customers each individually accounted for more than 10% of the Company's revenue for the quarter ended February 28, 2005. The revenue from these customers was $148.6 million and was attributable to the AFMED, AME, NAMEX and NEC segments. In the quarter ended February 29, 2004 two customers accounted for more than 10% of the Company's revenue. The revenue from these customers was $103.1 million for the quarter and was attributable to the AFMED segment.
(b) Internal revenues are eliminated on consolidation of the Company's results and are therefore shown in the table as equal to zero.

                                     - End -

            Registered Office: 26, rue Louvigny, L-1946 Luxembourg,
                Societe Anonyme Holding, R.C. Luxembourg B 43172